VIA EDGAR

April 18, 2017

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc. Form 10-K for the Year Ended December 31, 2015 Response dated March 3, 2017 File No. 001-11151

Dear Mr. Decker:

In reference to our response letter dated March, 24, 2017 and our subsequent conference call with Todd Hardiman, Lindsay McCord and you from the SEC on March 30, 2017 where U.S. Physical Therapy, Inc. (the “Company’) was asked to further clarify comments 1, 2 and 3. In addition, we updated responses to comments 4 and 6 from within that March 24, 2017 letter, see the following information:

Comment 1 – items a through j.

See “Transaction Steps and Background” in Attachment A for a summary of the detailed steps and background relating to the Company’s acquisition transactions and a discussion of the key related accounting issues.  Further, see Attachments B through E, as listed below, for related illustrative disclosures expected to be included in the consolidated financial statements.  In response to i for Comment 1 in your letter dated March 24, 2017, all are triggered by the same conditions as detailed in Attachment A.

Following is a list of attachments, included as part of this letter, that detail the illustrative disclosures expected to be included in the consolidated financial statements included in the Company’s 2016 Annual Report on Form 10-K: –

•	Attachment B - Note 1 – Organization, Nature of Operations and Basis of Presentation – Restatement of Prior Year Financial Statements.
•
Attachment C - Note 2 – Significant Accounting Policies – Mandatorily Redeemable Non-Controlling Interests. (Note: the paragraphs referencing redeemable non-controlling interest currently presented in Note 2 – Significant Accounting Policies – Non-controlling interests will be deleted in future filings.)

•	Attachment D – Note 5 - Mandatorily Redeemable Non-Controlling Interests (Note: this footnote will replace the existing footnote 5 – Redeemable Non-Controlling Interest).
•	Attachment E – Note 18. – Selected Quarterly Financial Data (Unaudited)

 (Attachments B through E are subject to modification and refinement as we complete the drafting of our financial statements and other Company disclosures in its Annual Report on Form 10-K.)

Comment 2.

For further details, see our response to Comment 1 above, specifically refer to “Transaction Steps and Background” in Attachment A for a detail of all agreements entered into related to the purchase of a controlling interest of a physical therapy clinic business.

Comment 3 – items a through f.

See Attachment A, where it specifically refers to the following accounting issues:

Issue 1: How should the Company account for payments to the Selling Shareholders?
Issue 2: Should the Seller Entity Interest be classified in equity as a noncontrolling interest?
Issue 3: Does the Required Redemption or the Call Option require bifurcation from the Seller Entity Interest?

Comment 4.

In response to your comment, we have expanded the description in the last two line items from our previous format.  Below are the revised line items based on the correction described in Comment 1 and further analyzed after our response of March 24, 2017:

Mandatorily redeemable non-controlling interests…………….

Total liabilities………………..

U.S. Physical Therapy, Inc. (“USPH”) shareholders’ equity:

Preferred stock……………..
Common stock………………
Additional paid-in capital…………………
Retained earnings………………………..
Treasury stock………………………
Total USPh shareholders’ equity……………………

Non-controlling interests………………………

Total USPH shareholders’ equity and non-controlling interests……

Total liabilities, USPH shareholders’ equity and non-controlling interests….

Comment 5.

No changes to our response of March 24, 2017.

Comment 6.

In response to your comment, we have expanded the description in the interest expense line items from our previous format.  Below is the presentation we propose in our consolidated statements of net income related to the charges for mandatorily redeemable non-controlling interest:

Operating income…….

Interest and other income……………..
Interest expense:
Mandatorily redeemable non-controlling interest – change in redemption value………..
Mandatorily redeemable non-controlling interest – earnings allocable………..
Debt and other……………………………
Total interest expense…………………
Income before taxes………………….
Provision for income taxes……………………..
Net income…………………………………………..

Less: net income attributable to non-controlling interests………………..

Net income attributable to USPH shareholders……………………………………

Earnings per share attributable to USPH shareholders
Basic and diluted…………………………………………….

Shares used in computation……………………………………………..

Comment 7, 8, 9 and 10.

No changes to our response of March 24, 2017.

In connection with the Company’s response to the Staff, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB

Attachment A

MEMORANDUM

ACQUISITION OF CONTROLLING INTERESTS

The following memorandum contains: (1) a summary of the detailed transaction steps and background relating to U.S. Physical Therapy, Inc., through a subsidiary (herein collectively referred to as the “Company”) acquiring a majority interest (“the Acquisition”) in a physical therapy clinic business (referred to as “Therapy Practice”), and (2) a discussion of the following key related accounting issues:

Issue 1: How should the Company account for payments to the Selling Shareholders?

Issue 2: Should the Seller Entity Interest be classified in equity as a noncontrolling interest?

Issue 3: Does the Required Redemption or the Call Option require bifurcation from the Seller Entity Interest?

As detailed in this memorandum, as part of its analysis the Company considered guidance in ASC 805, ASC 718 and ASC 480/815.  Based on our analysis, we have concluded that the non-controlling interests (“NCI”) should be classified as mandatorily redeemable non-controlling interest (“MRNCI”) and accounted for as a liability.

Transaction Steps and Background:

The Acquisitions occur pursuant to a series of steps described below.

1.
Prior to the Acquisition, the Therapy Practice exists as a separate legal entity (the “Seller Entity”). The Seller Entity is owned by one or more individuals (the “Selling Shareholders”) most of whom are physical therapists that work in the Therapy Practice and provide physical therapy services to patients.

2.
In conjunction with the Acquisition, the Seller Entity contributes the Therapy Practice into a newly-formed limited partnership (“NewCo”), in exchange for one hundred percent (100%) of the limited and general partnership interests in NewCo. Therefore, in this step, NewCo becomes a wholly-owned subsidiary of the Seller Entity.

3.
The Company enters into an agreement (the “Purchase Agreement”) to acquire from the Seller Entity a majority (ranges from 50% to 90%) of the limited partnership interest and in all cases 100% of the general partnership interest in NewCo. The Company does not purchase 100% of the limited partnership interest because the Selling Shareholders, through the Seller Entity, want to maintain an ownership percentage. The consideration for the Acquisition is primarily payable in the form of cash at closing and a small two-year note in lieu of an escrow (the “Purchase Price”). The Purchase Agreement does not contain any future earn-out or other contingent consideration that is payable to the Seller Entity or the Selling Shareholders.

4.
The Company and the Seller Entity also execute a partnership agreement (the “Partnership Agreement”) for NewCo that sets forth the rights and obligations of the limited and general partners of NewCo. After the Acquisition, the Company is the general partner of NewCo.

5.
As noted above, the Company does not purchase 100% of the limited partnership interests in NewCo and the Seller Entity retains a portion of the limited partnership interest in NewCo (“Seller Entity Interest”).

6.
In most cases, some or all of the Selling Shareholders enter into an employment agreement (the “Employment Agreement”) with NewCo with an initial term that ranges from three to five years (the “Employment Term”), with automatic one-year renewals, unless employment is terminated prior to the end of the Employment Term. As a result, a Selling Shareholder becomes an employee (“Employed Selling Shareholder”) of NewCo. The employment of an Employed Selling Shareholder can be terminated by the Employed Selling Shareholder or NewCo, with or without cause, at any time. In a few situations, a Selling Shareholder does not become employed by NewCo and is not involved with NewCo following the closing; in those situations, such Selling Shareholders sell their entire ownership interest in the Seller Entity as of the closing of the Acquisition.

7.
The compensation of each Employed Selling Shareholder is specified in the Employment Agreement and is customary and commensurate with his or her responsibilities based on other employees in similar capacities within NewCo, the Company and the industry.

8.
The Company and the Selling Shareholder (including both Employed Selling Shareholders and Selling Shareholders not employed by NewCo) execute a non-compete agreement (the “Non-Compete Agreement”) which restricts the Selling Shareholder from engaging in competing business activities for a specified period of time (the “Non-Compete Term”). A Non-Compete Agreement is executed with the Selling Shareholders in all cases. That is, even if the Selling Shareholder does not become an Employed Selling Shareholder, the Selling Shareholder is restricted from engaging in a competing business during the Non-Compete Term.

9.	The Non-Compete Term commences as of the date of the Acquisition and expires on the later of :
a.	Two years after the date an Employed Selling Shareholders’ employment is terminated (if the Selling Shareholder becomes an Employed Selling Shareholder) or
b.	Five to six years from the date of the Acquisition, as defined in the Non-Compete Agreement, regardless of whether the Selling Shareholder is employed by NewCo.
10.
The Non-Compete Agreement applies to a restricted region which is defined as a 15-mile radius from the Therapy Practice. That is, an Employed Selling Shareholder is permitted to engage in competing businesses or activities outside the 15-mile radius (after such Employed Selling Shareholder no longer is employed by NewCo) and a Selling Shareholder who is not employed by NewCo immediately is permitted to engage in the competing business or activities outside the 15-mile radius.

11.
The Partnership Agreement contains provisions for the redemption of the Seller Entity Interest, either at the option of the Company (the “Call Option”) or on a required basis (the “Required Redemption”):

a.	Required Redemption
i.
Once the Required Redemption is triggered, the Company is obligated to purchase from the Seller Entity and the Seller Entity is obligated to sell to the Company, the allocable portion of the Seller Entity Interest based on the terminated Selling Shareholder’s pro rata ownership interest in the Seller Entity (the “Allocable Portion”). Required Redemption is triggered when both of the following events have occurred:

1.	Termination of an Employed Selling Shareholder’s employment with NewCo, regardless of the reason for such termination, and
2.	The expiration of an agreed upon period of time, typically three to five years, as set forth in the relevant Partnership Agreement (the “Holding Period”).
ii.	In the event an Employed Selling Shareholder’s employment terminates prior to the expiration of the Holding Period, the Required Redemption would occur only upon expiration of the Holding Period.
b.	Call Option
i.
In the event that an Employed Selling Shareholder’s employment terminates prior to expiration of the Holding Period, the Company has the contractual right, but not the obligation, to acquire the Employed Selling Shareholder’s Allocable Portion of the Seller Entity Interest from the Seller Entity through exercise of the Call Option.

c.
For the Required Redemption and the Call Option, the purchase price is derived from a formula based on a specified multiple of NewCo’s trailing twelve months of earnings before interest, taxes, depreciation, amortization, and the Company’s internal management fee, plus an Allocable Portion of any undistributed earnings of NewCo (the “Redemption Amount”).  NewCo’s earnings are distributed monthly based on available cash within NewCo; therefore the undistributed earnings amount is small, if any.

d.
The Purchase Price for the initial equity interest purchased by the Company is also based on the same specified multiple of the trailing twelve-month earnings that is used in the Required Redemption noted above.

e.	Although the Required Redemption and the Call Option do not have an expiration date, the Seller Entity Interest eventually will be purchased by the Company.
f.
The Required Redemption and the Call Option never apply to Selling Shareholders who do not become employed by NewCo, since the Company requires that such Selling Shareholders sell their entire ownership interest in the Seller Entity at the closing of the Acquisition.

12.
An Employed Selling Shareholder’s ownership of his or her equity interest in the Seller Entity predates the Acquisition and the Company’s purchase of its partnership interest in NewCo.  The Employment Agreement and the Non-Compete Agreement do not contain any provision to escrow or “claw back” the equity interest in the Seller Entity held by such Employed Selling Shareholder, nor the Seller Entity Interest in NewCo, in the event of a breach of the employment or non-compete terms. More specifically, even if the Employed Selling Shareholder is terminated for “cause” by NewCo, such Employed Selling Shareholder does not forfeit his or her right to his or her full equity interest in the Seller Entity and the Seller Entity does not forfeit its right to any portion of the Seller Entity Interest. The Company’s only recourse against the Employed Selling Shareholder for breach of either the Employment Agreement or the Non-Compete Agreement is to seek damages and other legal remedies under such agreements. There are no conditions in any of the arrangements with an Employed Selling Shareholder that would result in a forfeiture of the equity interest held in the Seller Entity or of the Seller Entity Interest.

ISSUE 1: How should the Company account for payments to the Selling Shareholders?

The following payments are made to the Selling Shareholders post-Acquisition:

1.
Salary – If a Selling Shareholder becomes an Employed Selling Shareholder, NewCo pays a salary and provides benefits based on the terms of the Employment Agreement. Because such payments relate to services performed post-Acquisition, the Company expenses such payments in the post-Acquisition period as incurred.

2.
Redemption Amount – A Selling Shareholder is entitled to receive certain payments in the future upon the occurrence of certain events (i.e., events that trigger Required Redemption as described above). The Company considered the guidance in ASC 805, Business Combinations (“ASC 805”), and ASC 718, Stock Compensation (“ASC 718”), to evaluate whether the terms of the arrangement with the Selling Shareholder constitute compensation for future services. The Company’s analysis was focused on the following specific guidance:

a.
The Company evaluated the factors in ASC 805-10-55-25 to determine whether payments to Employees (i.e., the Redemption Amount) are linked to their continuing employment with NewCo and therefore deemed compensatory. The Company notes that this guidance is written in the context of contingent payments that are made to selling shareholders in a business combination. However, in this case, because there are no contingent payments as described above, some of the factors below, as indicated, are not applicable.

b.
The Company also evaluated the guidance in ASC 718-20-55-88 through 55-91 in assessing whether the terms of the Non-Compete Agreement represent an in-substance vesting condition and therefore, payments to the Selling Shareholder should be considered compensation.

Guidance in ASC 805-10-55-25 (only relevant extracts and emphasis added)	Analysis
a.  Continuing employment. A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is compensation for post combination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional consideration rather than compensation.

Not compensatory

An Employed Selling Shareholder can terminate his or her employment with NewCo at any time (at-will employment) and be eligible to receive the Redemption Payment upon expiration of the Holding Period (i.e., passage of time). Therefore, there is no explicit (or implicit) link to continuing employment of an Employed Selling Shareholder. In fact, the Redemption Amount cannot be forfeited or encumbered under any circumstances and is due upon the occurrence of the events described above. Because the Company does not own 100% of the equity in NewCo, the payments would be attributed to the purchase of the remaining equity the Company does not own.

Guidance in ASC 805-10-55-25 (only relevant extracts and emphasis added)	Analysis
b.  Duration of continuing employment. If the period of required employment coincides with or is longer than the contingent payment period, that fact may indicate that the contingent payments are, in substance, compensation.

Not compensatory

As indicated, an Employed Selling Shareholder is not required to be employed for any specified period of time. An Employed Selling Shareholder can terminate his or her employment and resign at any time. Although, in some cases, the Employment Term could be the same as the Holding Period, the terms of the Employment Agreement and the Holding Period are specifically negotiated with each Employed Selling Shareholder and are not designed to coincide. Therefore, there is no direct link between the Employment Term and the Holding Period (which is the triggering date for the Required Redemption if employment is terminated).

c.  Level of compensation. Situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined entity may indicate that the contingent payments are additional consideration rather than compensation.

Not compensatory

The base salary included in the Employment Agreement is negotiated based on the experience of an Employed Selling Shareholder and expected contributions and time devoted to NewCo. The salary paid to an Employed Selling Shareholder is commensurate with other employees in similar capacities within NewCo, the Company and the industry. Moreover, in circumstances in which there are multiple Employed Selling Shareholders (i.e., multiple owners of the Seller Entity who are employed by NewCo), the Employed Selling Shareholders’ respective base salaries are usually commensurate with one another regardless of the Allocable Portion of their ownership interest. This further supports that the Redemption Amount is purchase consideration for the remaining Seller Entity Interest, rather than compensation for employment or additional consideration for the purchase of the initial controlling interest.

d.  Incremental payments to employees. If selling shareholders who do not become employees receive lower contingent payments on a per-share basis than the selling shareholders who become employees of the combined entity, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.

Not compensatory

The Selling Shareholders receive their Allocable Portion of the Purchase Price paid by the Company for the Acquisition of the Therapy Practice, irrespective of whether the Selling Shareholders become employees of NewCo. The Company does not pay a different “per-share” Purchase Price to the Selling Shareholders who become employees of NewCo.

e. Number of shares owned. The relative number of shares owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement.
Not applicable/Not compensatory

Because the Acquisition does not involve contingent payments, this factor is not applicable. The Selling Shareholders who become employees of NewCo after the Acquisition could consist of several individuals. In a situation in which there are multiple Selling Shareholders who become employed by NewCo (i.e., Employed Selling Shareholders), and one of these Employed Selling Shareholders resigns immediately after the Acquisition, that particular Employed Selling Shareholder would be paid a purchase price for his or her Allocable Portion of the Seller Entity Interest based on the same formula as the other Employed Selling Shareholders who remained fully employed until the expiration of the Holding Period. That is, a certain Employed Selling Shareholder may have terminated his or her employment with NewCo and have triggered the Required Redemption and resulting Company purchase of his or her Allocable Portion of the Seller Entity Interest upon the expiration of the Holding Period, while the other Employed Selling Shareholders may continue to be employed by NewCo after the Holding Period.

Guidance in ASC 805-10-55-25 (only relevant extracts and emphasis added)	Analysis
f.   Linkage to the valuation. If the initial consideration transferred at the acquisition date is based on the low end of a range established in the valuation of the acquiree and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional consideration. Alternatively, if the contingent payment formula is consistent with prior profit-sharing arrangements, that fact may suggest that the substance of the arrangement is to provide compensation.

Not applicable/Not compensatory

Because the Acquisition does not involve contingent payments, this factor is not applicable. However, from a valuation perspective, the Purchase Price for the initial equity interest purchased by the Company is based on a negotiated multiple of the trailing twelve month earnings. The same valuation parameter is used for the subsequent purchase of the Seller Entity Interest (i.e., the remaining equity interest in NewCo held by the Seller Entity is also purchased based on the same earnings multiple but is calculated based on the trailing twelve months earnings at the time of the subsequent purchase). Therefore, it is clear that the substance of the arrangement is to transfer consideration for purchase of the remaining equity interest.

g.  Formula for determining consideration. The formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, if a contingent payment is determined on the basis of a multiple of earnings, that might suggest that the obligation is contingent consideration in the business combination and that the formula is intended to establish or verify the fair value of the acquiree. In contrast, a contingent payment that is a specified percentage of earnings might suggest that the obligation to employees is a profit-sharing arrangement to compensate employees for services rendered.

Not applicable/Not compensatory

As discussed in factor (f) above, the Redemption Amount is paid based on a multiple of earnings, which is a measure used to value a business and therefore represents consideration transferred for the purchase of the remaining equity interest.

h.  Other agreements and issues. The terms of other arrangements with selling shareholders (such as non-compete agreements, executory contracts, consulting contracts, and property lease agreements) and the income tax treatment of contingent payments may indicate that contingent payments are attributable to something other than consideration for the acquiree.
Not compensatory The Company’s analysis of the Non-Compete Term and provisions of ASC 718 is included below.

Based on the analysis above, the Company concluded that the Redemption Amount does not represent compensation for future services but instead represents payment for purchase of the remaining equity interest in NewCo.

In addition, the Company also reviewed the provisions in ASC 718-20-55-88 through 55-91 and whether the terms of the Non-Compete Agreement create an in-substance service period. The terms of the Non-Compete Agreements do not contain any terms that could lead to forfeiture of equity interests as a remedy for breach and have no impact on the Employed Selling Shareholder owning, keeping or redeeming their partnership interest.  As noted earlier, the Non-Compete Agreement applies to all Selling Shareholders irrespective of whether they become Employees of NewCo. Therefore, the analysis in this section includes both Employees and Selling Shareholders who are not employed by NewCo. ASC 718-20-55-91 states (relevant extract and emphasis added):

“The nature of the noncompete provision (being the corollary condition of active employment), the provision’s legal enforceability, the employer’s intent to enforce and past practice of enforcement, the delayed-transfer schedule mirroring the lapse of noncompete provisions, the magnitude of the award’s fair value in relation to the employee’s expected future annual total compensation, and the severity of the provision limiting the employee’s ability to work in the industry in any capacity are facts that provide a preponderance of evidence suggesting that the arrangement is designed to compensate the employee for future service in spite of the employee’s ability to terminate the employment relationship during the service period and retain the award (assuming satisfaction of the noncompete provision).”

The Company noted the following regarding the above guidance:

•
Severity – The Company’s objective in entering into the Non-Compete Agreement is to prevent a Selling Shareholder from competing with the business acquired by the Company within the immediate vicinity of the Therapy Practices (15-mile radius). A Selling Shareholder is permitted to terminate employment and engage in a competing business as long as it is not within a 15 mile radius. Therefore, a Selling Shareholder can easily obtain gainful employment elsewhere or start a competing business as long as it is not within a 15-mile radius. Further, a Selling Shareholder does not have to give up his or her license to practice or other certifications during the Non-Compete Term. Therefore, the Company views the terms of the Non-Compete Agreement as very reasonable and not severe. Driving more than 15 miles to work would not place an undue burden on the Selling Shareholder, and therefore, a Selling Shareholder can reasonably obtain gainful employment elsewhere, without any undue prohibition or restrictions.

•
Legal enforceability – The Non-Compete Agreement with a Selling Shareholder provides the Company the necessary protection as it relates to the business that is acquired. The provisions of the Non-Compete Agreement are legally enforceable in the state of Texas, as all NewCo’s are formed as Texas Limited Partnerships, and the Company has a past practice of enforcement (very limited instances of non-compliance have been experienced). However, as discussed above, the Company’s sole remedy in the event of a breach of the terms of the Non-Compete Agreement is to sue a Selling Shareholder for damages and loss of business. Under no circumstances can the Company “claw back” any portion of the Seller Entity Interest or the equity interest in Seller that is held by the Selling Shareholder.

•
Delayed transfer – The Non-Compete Term is a term that is specifically negotiated with a Selling Shareholder as previously described and extends for a period that is the longer of five or six years after the Acquisition or  two years beyond the termination of employment. However, the Holding Period is a term that varies between three to five years, which is the time period after which the Selling Shareholder would be entitled to receive the Redemption Amount for his or her Allocable Portion of the Seller Entity Interest if they are also no longer employed by NewCo. Therefore, a Selling Shareholder can terminate his or her employment with NewCo, receive the Redemption Amount at the end of the Holding Period (i.e., three to five years) but continue to be governed by the terms of the Non-Compete Agreement for the Non-Compete Term. Therefore, the Required Redemption cannot be viewed as the lapse of a vesting term because it does not mirror the Non-Compete Term.

•
Magnitude of fair value – A Selling Shareholder receives compensation in the form of salary and benefits from the Company that is customary and commensurate with the services performed. The fair value of the Selling Shareholder’s Allocable Portion of the Seller Entity Interest would be deemed to be significant relative to the compensation received for services. However, as indicated above, a Selling Shareholder can terminate employment with NewCo prior to the end of the Holding Period and still receive the same value upon expiration of the Holding Period as if the Selling Shareholder had remained employed until that time. Therefore, because the equity interest in the Seller Entity held by the Selling Shareholder and the Seller Entity Interest both are owned and not forfeitable, there is no in-substance requisite service period.

The Company also reviewed the comments by Shan Benedict, Professional Accounting Fellow in the SEC’s Office of the Chief Accountant, at the 2005 AICPA National Conference on Current SEC and PCAOB Developments:

“I would like to take a step back and focus on the FASB's conclusion reached in Illustration 16 that a non-compete agreement, when coupled with other factors, could create an in-substance requisite service period. In order to reach this determination the Board concluded that based on all of the facts and circumstances related to the company, the employee and the non-compete arrangement, the employee was essentially in the same position as if a stated substantive vesting period existed. I would like to point out that we do not believe that the sole fact that substantive non-compete provisions are included in the terms of a share-based payment award would lead to the determination that an in-substance requisite service period must exist. Nor do we believe that such a conclusion will be a common occurrence. However, if you believe that your specific fact pattern results in such a conclusion, we would encourage you to come talk to us.” [Emphasis added]

The Company concluded that Employed Selling Shareholders are not “compelled” to stay employed with NewCo after the Acquisition, because the terms of the Non-Compete Agreement are not as severe as those described in ASC 718-20-55-91 above. Further, though the Company has concluded that the terms of the Non-Compete Agreement are substantive and legally enforceable, that fact on its own does not provide a basis to conclude that there is an in-substance service period, as clarified in the SEC staff speech above. In addition, while not authoritative, the Company also reviewed EY's guidance on stock-based payments. Section 4.4.1.2.2 of EY’s Financial Reporting Developments, Share-based payments, states:

“While not clearly articulated in ASC 718 or in the FASB staff’s subsequent communication, we understand that the concept behind ASC 718-20-55-89 through 91 is that it is unlikely that the employee will earn the right to exercise or retain an award unless that employee remains employed by the grantor during the entire noncompete period, and the award is clearly compensation for future employee services. That is, the noncompete provisions must be so restrictive that the employee is unlikely to be able to terminate and retain the award because any new employment opportunity the individual would reasonably pursue would result in forfeiture of the award. For example, if the employee could reasonably obtain employment consistent with their qualifications and expertise in an industry that is not subject to the noncompete agreement, it would be unlikely that the noncompete period would represent a substantive employee service condition.” [Emphasis added]

Therefore, because there is no “preponderance of evidence”, as indicated in ASC 718-20-55-91, that the Non-Compete Agreements create an in-substance service period, the Company concluded that the Redemption Amount is not compensatory and, therefore, further evaluated the accounting for the Seller Entity Interest pursuant to other authoritative guidance below.

ISSUE 2: Should the Seller Entity Interest be classified in equity as a noncontrolling interest?

Noncontrolling interest (“NCI”) is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the parent. In a business combination, it is recognized at its acquisition-date fair value in accordance with ASC 805.

In ASC 810, Consolidation (“ASC 810”), the FASB concluded that an NCI in an entity meets the definition of equity in Concepts Statement 6, which defines equity (or net assets) as, “the residual interest in the assets of an entity that remains after deducting its liabilities.” An NCI represents a residual interest in the assets of a subsidiary within a consolidated group and is, therefore, consistent with the definition of equity in Concepts Statement 6. An NCI is presented separately from the equity of the parent so that users of the consolidated financial statements can distinguish the parent’s equity from the equity of the subsidiary held by owners other than the parent.

ASC 810-10-45-17 states: “A financial instrument issued by a subsidiary that is classified as a liability in the subsidiary’s financial statements based on the guidance in other Subtopics is not a noncontrolling interest because it is not an ownership interest. For example, Topic 480 provides guidance for classifying certain financial instruments issued by a subsidiary.” Therefore, to be classified as equity in the consolidated financial statements, the instrument issued by the subsidiary should be classified as equity by the subsidiary based on other authoritative literature. Based on this guidance, the Company considered whether the Seller Entity Interests require liability classification pursuant to the guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”).

At the time the Company purchases its controlling interest in NewCo, as noted earlier, the Seller Entity retains a certain portion of the limited partnership interest in NewCo (i.e., the Seller Entity Interest). The Partnership Agreement also provides for redemption of the Seller Entity Interest through the Call Option or Required Redemption as described above.

The Company considered whether the Required Redemption and the Call Option are embedded in or freestanding from the Seller Entity Interest. ASC 480-10-20 defines a freestanding financial instrument as follows:

“A financial instrument that meets either of the following conditions:

a.	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.
b.	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.”

The Required Redemption and the Call Option are entered into at the same time as (a) NewCo is created, (b) the Seller Entity is issued ownership interest in NewCo, and (c) the Company purchases the controlling interest in NewCo. Therefore, the Company determined that the Required Redemption and the Call Option are entered into in conjunction with the Seller Entity’s obtaining the Seller Entity Interest in NewCo.

The Company next evaluated whether the Required Redemption and the Call Option are both legally detachable and separately exercisable from the Seller Entity Interest. If the Required Redemption is triggered or the Call Option is exercised, the Selling Shareholder’s Allocable Portion of the Seller Entity Interest will no longer be outstanding. As a result, the Company determined that the Required Redemption and the Call Option are not separately exercisable from the Seller Entity Interest. In addition, the Partnership Agreement makes clear that the Seller Entity Interest is not freely transferable. Per the Partnership Agreement, “…no Limited Partner shall withdraw as a Limited Partner nor shall any Limited Partner directly or indirectly, sell, assign, transfer or otherwise dispose of (including without limitation any pledge, hypothecation or other encumbrance) all or any part of its Interest without the prior written consent of the General Partner, the giving or withholding of which is exclusively within the discretion of the General Partner.” If the Seller Entity transfers the Seller Entity Interest, the Partnership Agreement specifies that the transferee will contractually agree to comply with and be bound by the contractual terms and conditions set forth in the Partnership Agreement in the same manner as Seller Entity, including the Required Redemption and the Call Option. Therefore, the Company determined that the Required Redemption and the Call Option are not legally detachable from the Seller Entity Interest. As such, the Company concluded that the Required Redemption and the Call Option are embedded in the Seller Entity Interest.

Because the Required Redemption and the Call Option are embedded in the Seller Entity Interest, the Company considered whether these features would cause the Seller Entity Interest to be a liability in the scope of ASC 480 from NewCo’s perspective. ASC 480-10-25-4 states: “A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.” ASC 480-10-20 defines a mandatorily redeemable financial instrument as “[a]ny of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.”

The Call Option does not create an obligation for the Company to redeem the Seller Entity Interest because the Company may exercise the Call Option at its discretion. However, the Required Redemption is triggered by the passage of time (i.e., expiration of the Holding Period) and termination of the Employed Selling Shareholder’s employment with NewCo. The Company evaluated whether termination of the Employed Selling Shareholder’s employment with NewCo is certain to occur.

ASC 480-10-55-4 provides the death of the holder of a share as an event that is certain to occur. If an Employed Selling Shareholder’s employment with NewCo is not otherwise terminated, the Company notes that it will terminate upon the Employed Selling Shareholder’s death. Therefore, the Company considers termination of the Employed Selling Shareholder’s employment with NewCo to be certain to occur. Because both passage of time and termination of the Employed Selling Shareholder’s employment with NewCo are certain to occur, the Company determined that the Seller Entity Interest is a mandatorily redeemable financial instrument and therefore requires classification as a liability pursuant to ASC 480.

Because the Seller Entity Interest is a liability in the scope of ASC 480 from NewCo’s perspective, the Seller Entity Interest cannot be classified as an NCI in equity from the Company’s perspective. Therefore, the Company will account for the Seller Entity Interest as a liability.

Pursuant to ASC 480-10-30-1, mandatorily redeemable financial instruments shall be measured initially at fair value. Therefore, the Company will initially record the Seller Entity Interest at fair value as of the date the Company acquires the Therapy Practice. Because the settlement date and settlement amount of the Seller Entity Interest upon mandatory redemption are not fixed, the Company will subsequently measure the Seller Entity Interest at the Redemption Amount that would be paid if Required Redemption were to occur at the reporting date pursuant to ASC 480-10-35-3. The Company will reflect any adjustment to the settlement amount in its consolidated statements of net income through other income and expense in the caption “Interest expense – mandatorily redeemable non-controlling interests”.

ISSUE 3: Does the Required Redemption or the Call Option require bifurcation from the Seller Entity Interest?

ASC 815 requires the terms and features of an instrument that is not a derivative itself to be evaluated for embedded derivatives that must be bifurcated and separately accounted for as freestanding derivatives.

Pursuant to ASC 815-15-25-1, an embedded derivative is required to be bifurcated if all three of the following conditions are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.
b.	The hybrid instrument is not remeasured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur.
c.
A separate instrument with the same terms as the embedded derivative would be considered a derivative instrument subject to derivative accounting (the initial net investment for the hybrid instrument should not be considered to be the initial net investment for the embedded derivative).

The cash amount payable at settlement of the Required Redemption and the Call Option will vary based upon NewCo’s earnings before interest, taxes, depreciation, amortization, and the Company’s internal management fee. ASC 815-10-15-59 specifically exempts non-exchange-traded contracts from the scope of ASC 815 if the underlying factor on which the amount owed at settlement is based is the following:

“Specified volumes of sales or service revenues of one of the parties to the contract. (This scope exception applies to contracts with settlements based on the volume of items sold or services rendered, for example, royalty agreements. This scope exception does not apply to contracts based on changes in sales or revenues due to changes in market prices.)”

The Company believes that this exception has broader application than just the specified volumes of sales or service revenues of one of the parties to the contract. Therefore, as an underlying factor in determining the amount owed at settlement of a Required Redemption and the Call Option is based on the adjusted earnings of NewCo (and not based on changes in market prices), the Company determined that the Required Redemption and the Call Option are not in the scope of ASC 815 and therefore are not required to be bifurcated and accounted for as derivatives.

Attachment B

Note 1 – Organization, Nature of Operations and Basis of Presentation – Restatement of Prior Financial Statements

Prior to issuing the 2016 annual financial statements, the Company determined it had previously incorrectly accounted for the non-controlling interests that were mandatorily redeemable.  See Footnote 2 – Significant Accounting Policies – Mandatorily Redeemable Non-Controlling Interests – for a description of the accounting for mandatorily redeemable non-controlling interests.  Management determined this correction was material to previously-issued annual and quarterly consolidated financial statements.  The Company, in this Annual Report on Form 10-K for the year ended December 31, 2016, is correcting its consolidated financial statements for the balance sheet as of December 31, 2015 and the statements of net income, cash flows and equity for the years ended December 31, 2015 and 2014, which includes a cumulative adjustment to the beginning balances as of January 1, 2014 (reported balances as of December 31, 2013). In addition, any prior information within footnotes, including quarterly data affected by this correction, was restated within the financial statements in this report.

The following schedules present the impact of this correction on the Company’s previously reported consolidated balance sheet for the year ended December 31, 2015 and the consolidated statements of net income for the years ended December 31, 2015 and 2014 (in thousands, except share and per share data):

(Schedules will be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.)

The following schedules present the impact of this correction on the Company’s previously reported consolidated statements of cash flows for the years ended December 31, 2015 and 2014:

(Schedules will be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.)

Attachment C

Note 2 – Significant Accounting Policies – Mandatorily Redeemable Non-controlling Interests

The non-controlling interests that are reflected as mandatorily redeemable non-controlling interests in the consolidated financial statements are subject to Required Redemption (as defined in Footnote 5 – Mandatorily Redeemable Non-controlling interests), whether currently exercisable or not, and which currently, or in the future, require that the Company purchase the non-controlling interest of those owners at a predetermined formula based on a multiple of trailing twelve months earnings performance as defined in the respective limited partnership agreements.  The Required Redemption is triggered at such time as both of the following events have occurred: 1) termination of the holder’s employment with NewCo (as defined in Footnote 5 – Mandatorily Redeemable Non-controlling Interest), regardless of the reason for such termination, and 2) the passage of specified number of years after the closing of the transaction, typically three to five years, as defined in the applicable limited partnership agreement.

On the date the Company acquires a controlling interest in a partnership and the limited partnership agreement contains a Required Redemption, the fair value of the non-controlling interest is recorded in the long-term liabilities section of the consolidated balance sheet under the caption – Mandatorily redeemable non-controlling interests.  Then, in each reporting period thereafter until purchased by the Company, the redeemable non-controlling interest is adjusted to its current Redemption Amount (as defined in Footnote 5 – Mandatorily Redeemable Non-controlling Interest).  The Company reflects any adjustment in the Redemption Amount to the mandatorily redeemable non-controlling interest in its consolidated financial statements of net income by recording the change in the redemption value and any earnings to other income and expense in the caption - Interest expense – mandatorily redeemable non-controlling interests – change in redemption value or Interest expense – mandatorily redeemable non-controlling interests – allocable earnings, respectively. See Note 5 – Mandatorily Redeemable Non-controlling interests for further details.

Attachment D

Note 5 – Mandatorily Redeemable Non-controlling Interests

The Company acquires a majority interest (the “Acquisition”) in a physical therapy clinic business (referred to as “Therapy Practice”). These Acquisitions occur in a series of steps which are described below.

1.
Prior to the Acquisition, the Therapy Practice exists as a separate legal entity (the “Seller Entity”). The Seller Entity is owned by one or more individuals (the “Selling Shareholders”) most of whom are physical therapists that work in the Therapy Practice and provide physical therapy services to patients.

2.
In conjunction with the Acquisition, the Seller Entity contributes the Therapy Practice into a newly-formed limited partnership (“NewCo”), in exchange for one hundred percent (100%) of the limited and general partnership interests in NewCo. Therefore, in this step, NewCo becomes a wholly-owned subsidiary of the Seller Entity.

3.
The Company enters into an agreement (the “Purchase Agreement”) to acquire from the Seller Entity a majority (ranges from 50% to 90%) of the limited partnership interest and in all cases 100% of the general partnership interest in NewCo. The Company does not purchase 100% of the limited partnership interest because the Selling Shareholders, through the Seller Entity, want to maintain an ownership percentage. The consideration for the Acquisition is primarily payable in the form of cash at closing and a small two-year note in lieu of an escrow (the “Purchase Price”). The Purchase Agreement does not contain any future earn-out or other contingent consideration that is payable to the Seller Entity or the Selling Shareholders.

4.
The Company and the Seller Entity also execute a partnership agreement (the “Partnership Agreement”) for NewCo that sets forth the rights and obligations of the limited and general partners of NewCo. After the Acquisition, the Company is the general partner of NewCo.

5.
As noted above, the Company does not purchase 100% of the limited partnership interests in NewCo and the Seller Entity retains a portion of the limited partnership interest in NewCo (“Seller Entity Interest”).

6.
In most cases, some or all of the Selling Shareholders enter into an employment agreement (the “Employment Agreement”) with NewCo with an initial term that ranges from three to five years (the “Employment Term”), with automatic one-year renewals, unless employment is terminated prior to the end of the Employment Term. As a result, a Selling Shareholder becomes an employee (“Employed Selling Shareholder”) of NewCo. The employment of an Employed Selling Shareholder can be terminated by the Employed Selling Shareholder or NewCo, with or without cause, at any time. In a few situations, a Selling Shareholder does not become employed by NewCo and is not involved with NewCo following the closing; in those situations, such Selling Shareholders sell their entire ownership interest in the Seller Entity as of the closing of the Acquisition.

7.
The compensation of each Employed Selling Shareholder is specified in the Employment Agreement and is customary and commensurate with his or her responsibilities based on other employees in similar capacities within NewCo, the Company and the industry.

8.
The Company and the Selling Shareholder (including both Employed Selling Shareholders and Selling Shareholders not employed by NewCo) execute a non-compete agreement (the “Non-Compete Agreement”) which restricts the Selling Shareholder from engaging in competing business activities for a specified period of time (the “Non-Compete Term”). A Non-Compete Agreement is executed with the Selling Shareholders in all cases. That is, even if the Selling Shareholder does not become an Employed Selling Shareholder, the Selling Shareholder is restricted from engaging in a competing business during the Non-Compete Term.

9.	The Non-Compete Term commences as of the date of the Acquisition and expires on the later of :
a.	Two years after the date an Employed Selling Shareholders’ employment is terminated (if the Selling Shareholder becomes an Employed Selling Shareholder) or
b.	Five to six years from the date of the Acquisition, as defined in the Non-Compete Agreement, regardless of whether the Selling Shareholder is employed by NewCo.
10.
The Non-Compete Agreement applies to a restricted region which is defined as a 15-mile radius from the Therapy Practice. That is, an Employed Selling Shareholder is permitted to engage in competing businesses or activities outside the 15-mile radius (after such Employed Selling Shareholder no longer is employed by NewCo) and a Selling Shareholder who is not employed by NewCo immediately is permitted to engage in the competing business or activities outside the 15-mile radius.

11.
The Partnership Agreement contains provisions for the redemption of the Seller Entity Interest, either at the option of the Company (the “Call Option”) or on a required basis (the “Required Redemption”):

a.	Required Redemption
i.
Once the Required Redemption is triggered, the Company is obligated to purchase from the Seller Entity and the Seller Entity is obligated to sell to the Company, the allocable portion of the Seller Entity Interest based on the terminated Selling Shareholder’s pro rata ownership interest in the Seller Entity (the “Allocable Portion”). Required Redemption is triggered when both of the following events have occurred:

1.	Termination of an Employed Selling Shareholder’s employment with NewCo, regardless of the reason for such termination, and
2.	The expiration of an agreed upon period of time, typically three to five years, as set forth in the relevant Partnership Agreement (the “Holding Period”).
ii.	In the event an Employed Selling Shareholder’s employment terminates prior to the expiration of the Holding Period, the Required Redemption would occur only upon expiration of the Holding Period.
b.	Call Option
i.
In the event that an Employed Selling Shareholder’s employment terminates prior to expiration of the Holding Period, the Company has the contractual right, but not the obligation, to acquire the Employed Selling Shareholder’s Allocable Portion of the Seller Entity Interest from the Seller Entity through exercise of the Call Option.

c.
For the Required Redemption and the Call Option, the purchase price is derived from a formula based on a specified multiple of NewCo’s trailing twelve months of earnings before interest, taxes, depreciation, amortization, and the Company’s internal management fee, plus an Allocable Portion of any undistributed earnings of NewCo (the “Redemption Amount”).  NewCo’s earnings are distributed monthly based on available cash within NewCo; therefore the undistributed earnings amount is small, if any.

d.
The Purchase Price for the initial equity interest purchased by the Company is also based on the same specified multiple of the trailing twelve-month earnings that is used in the Required Redemption noted above.

e.	Although, the Required Redemption and the Call Option do not have an expiration date, the Seller Entity Interest eventually will be purchased by the Company.
f.
The Required Redemption and the Call Option never apply to Selling Shareholders who do not become employed by NewCo, since the Company requires that such Selling Shareholders sell their entire ownership interest in the Seller Entity at the closing of the Acquisition.

12.
An Employed Selling Shareholder’s ownership of his or her equity interest in the Seller Entity predates the Acquisition and the Company’s purchase of its partnership interest in NewCo.  The Employment Agreement and the Non-Compete Agreement do not contain any provision to escrow or “claw back” the equity interest in the Seller Entity held by such Employed Selling Shareholder, nor the Seller Entity Interest in NewCo, in the event of a breach of the employment or non-compete terms. More specifically, even if the Employed Selling Shareholder is terminated for “cause” by NewCo, such Employed Selling Shareholder does not forfeit his or her right to his or her full equity interest in the Seller Entity and the Seller Entity does not forfeit its right to any portion of the Seller Entity Interest. The Company’s only recourse against the Employed Selling Shareholder for breach of either the Employment Agreement or the Non-Compete Agreement is to seek damages and other legal remedies under such agreements. There are no conditions in any of the arrangements with an Employed Selling Shareholder that would result in a forfeiture of the equity interest held in the Seller Entity or of the Seller Entity Interest.

The following table details the changes in the carrying amount of the mandatorily redeemable non-controlling interests (in thousands):

	Year Ended December 31, 2016	Year Ended December 31, 2015
(as restated)
Beginning balance, as restated	$-	$-
Operating results allocated to mandatorily redeemable non-controlling interest partners	-	-
Distributions to mandatorily redeemable non-controlling interest partners	-	-
Changes in the redemption value of mandatorily redeemable non-controlling interest	-	-
Payments for settlement of mandatorily redeemable non-controlling interest	-	-
Purchases of businesses - initial liability related to mandatorily redeemable non-controlling interests	-	-
Other	-	-
Ending balance	$-	$-

The following table details the carrying amount of the mandatorily redeemable non-controlling interests (in thousands):

	Year Ended December 31, 2016	Year Ended December 31, 2015
(as restated)
Contractual time period has lasped but holder's employment has not been terminated	$-	$-
Contractual time period has not lasped and holder's employment has not been terminated	-	-
Holder's employment has terminated and contractual time period has expired	-	-
Holder's employment has terminated and contractual time period has not expired	-	-
Redemption value prior to excess distributed earnings	$-	$-
Excess distributions over earnings and losses	-	-
	$-	$-

Attachment E

Note 18 – Selected Quarterly Financial Data (Unaudited)

The following schedules present the impact of the correction related to mandatorily redeemable non-controlling interests on the Company’s previously reported quarterly balance sheets, income statements and cash flows included in its Quarterly Reports on Form 10Q for the quarters ended March 31, June 30, September 30, 2016 and March 31, June 30 and September 30, 2015 (in thousands, except share and per share data):

(Schedules will be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.)